UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Graybug Vision, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Partners IV SBIC, L.P.
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person PN

[1]

Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of Graybug Vision, Inc. (the “Issuer”), held by Hatteras Venture Partners IV SBIC, L.P. (“HVP SBIC”) that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Hatteras Venture Advisors IV SBIC, LLC
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person OO

[2]	Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of the Issuer, held by HVP SBIC that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) John C. Crumpler
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(3)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(3)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person IN

[3]	Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of the Issuer, held by HVP SBIC that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Clay B. Thorp
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(4)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person IN

[4]	Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of the Issuer, held by HVP SBIC that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Kenneth B. Lee
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(5)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(5)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person IN

[5]	Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of the Issuer, held by HVP SBIC that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Douglas Reed
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(6)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(6)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(6)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person IN

[6]	Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of the Issuer, held by HVP SBIC that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Robert A. Ingram
2.	Check the Appropriate Box if a Member of a Group Not Applicable (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,662,967(7)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,662,967(7)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,967(7)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 7.9%
12.	Type of Reporting Person IN

[7]	Includes (i) 1,605,240 shares of common stock, and (ii) 57,727 shares of common stock underlying option of the Issuer, held by HVP SBIC that are exercisable within 60 days of the date of this report.

CUSIP No. 38942Q103

Item 1(a)	Name of Issuer

Graybug Vision, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices

275 Shoreline Drive, Suite 450, Redwood City, California 94065

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by:

Hatteras Venture Partners IV SBIC, L.P. (“HVP SBIC”)

Hatteras Venture Advisors IV SBIC, LLC (“HVA SBIC”)

John C. Crumpler

Clay B. Thorp

Kenneth B. Lee

Douglas Reed

Robert A. Ingram

(collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if none, Residence

280 S. Mangum Street, Suite 350, Durham, North Carolina 27701.

Item 2(c)	Citizenship

The Reporting Persons are citizens of:

HVP SBIC — Delaware

HVA SBIC — Delaware

Hatteras Fund — Delaware

John C. Crumpler — USA

Clay B. Thorp — USA

Kenneth B. Lee — USA

Douglas Reed — USA

Robert A. Ingram — USA

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e)	CUSIP Number

38942Q103

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

CUSIP No. 38942Q103

Item 4.	Ownership

(a) The Reporting Persons are the beneficial owners of an aggregate of 1,662,967 shares of Common Stock, consisting of (i) 1,605,240 shares of Common Stock, and (ii) 57,727 shares of Common Stock underlying option of the Issuer that are exercisable within 60 days of the date of this report, which represents 7.9% of the Issuer’s outstanding Common Stock based upon 20,979,265 shares outstanding on November 6, 2020 as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2020 as filed with the Securities and Exchange Commission on November 12, 2020.

HVA SBIC is the general partner of HVP SBIC. The shares are held directly by HVP SBIC. The shares held by HVP SBIC are indirectly held by the individual managing members of the general partners, HVA SBIC (the “GP Managing Members”). The GP Managing Members are John C. Crumpler, Clay B. Thorp, Kenneth B. Lee, Douglas Reed and Robert A. Ingram. The GP Managing Members may share voting and dispositive power over the securities directly held by HVP SBIC.

(b) Percent of class:

HVP SBIC — 7.9%

HVA SBIC — 7.9%

John C. Crumpler — 7.9%

Clay B. Thorp — 7.9%

Kenneth B. Lee — 7.9%

Douglas Reed — 7.9%

Robert A. Ingram — 7.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote:

HVP SBIC — 1,662,967

HVA SBIC — 1,662,967

John C. Crumpler — 1,662,967

Clay B. Thorp — 1,662,967

Kenneth B. Lee — 1,662,967

Douglas Reed — 1,662,967

Robert A. Ingram — 1,662,967

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:

HVP SBIC — 1,662,967

HVA SBIC — 1,662,967

John C. Crumpler — 1,662,967

Clay B. Thorp — 1,662,967

Kenneth B. Lee — 1,662,967

Douglas Reed — 1,662,967

Robert A. Ingram — 1,662,967

CUSIP No. 38942Q103

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Index

Exhibit A	–Agreement Regarding the Joint Filing of Schedule 13G.

Exhibit B	– Power of Attorney.

CUSIP No. 38942Q103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

HATTERAS VENTURE PARTNERS IV SBIC, L.P.

By:	Hatteras Venture Advisors IV SBIC, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS IV SBIC, LLC

By:	/s/ Clay B. Thorp
Manager

*
John C. Crumpler

*
Clay B. Thorp

*
Kenneth B. Lee

*
Douglas Reed

*
Robert A. Ingram

By:	/s/ Clay B. Thorp
Clay B. Thorp, as Attorney-in-Fact

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Date: February 12, 2021

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HATTERAS VENTURE PARTNERS IV SBIC, L.P.

By:	Hatteras Venture Advisors IV SBIC, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS IV SBIC, LLC

By:	/s/ Clay B. Thorp
Manager

*
John C. Crumpler

*
Clay B. Thorp

*
Kenneth B. Lee

*
Douglas Reed

*
Robert A. Ingram

By:	/s/ Clay B. Thorp
Clay B. Thorp, as Attorney-in-Fact

Exhibit B

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Clay B. Thorp with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to:

(i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder;

(ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority; and

(iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 12th day of February, 2021.

HATTERAS VENTURE PARTNERS IV SBIC, L.P.

By:	Hatteras Venture Advisors IV SBIC, LLC, its general partner

By:	/s/ Clay B. Thorp
Manager

HATTERAS VENTURE ADVISORS IV SBIC, LLC

By:	/s/ Clay B. Thorp
Manager

/s/ John C. Crumpler
John C. Crumpler

/s/ Clay B. Thorp
Clay B. Thorp

/s/ Kenneth B. Lee
Kenneth B. Lee

/s/ Douglas Reed
Douglas Reed

/s/ Robert A. Ingram
Robert A. Ingram